Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Towerstream Corporation on Form S-3 of our report dated March 12, 2015, with respect to our audits of the consolidated financial statements of Towerstream Corporation and Subsidiaries as of December 31, 2014 and 2013  and for the years ended December 31, 2014, 2013 and 2012 and our report dated March 12, 2015 with respect to our audit of the effectiveness of internal control over financial reporting of Towerstream Corporation and Subsidiaries as of December 31, 2014 appearing in the Annual Report on Form 10-K of Towerstream Corporation for the year ended December 31, 2014. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 29, 2015